

Have you ever wondered about your checked bag's journey?

Here's a secret:
ramp agents still **manually** load each one!

Results of this:

- 3 of top 7 reasons a plane is delayed

- **76%** of ramp agents get injured

- **$122,000** per injury

- **107% staff turnover**

- $2.1B yearly in baggage damage



Our Solution: TISABAS

Our solution is a compact, motorized folding
conveyor system. The name conveys our mission:
"TIm SAves BAcks."

TISABAS is:
- Affordable
- Portable
- Ergonomic
- Simple to run, operate & maintain
- Versatile
- **Designed by a ramper, for rampers**





Value Proposition

- Saves airlines $1M per gate over 5 years
- (Top 6 airlines = $1B)
- Payback period is 4 months
- ROI is 20:1

Our Traction

- **First sale**, January 2022

- **NTO** approval from Boeing & Airbus

- **Distribution agreement** for 40 units

  with HQ Mexico by year end 2022

- **Beta agreements** with AeroMexico, VivaAerobus, and AeroCharterdeMexico

- **Qualified customers:** GAT, Unifi, Spirit Airlines, Alaska Airlines, AirCanada

- **Qualified Distributors:** Mulag, Harlan Global, Aviation GSE, Aviations GQ






Our Traction

- **2 US Patents Secured** for TISABAS
- **Trademark protection** in USA, China, Australia, New Zealand, India, Japan (pending)
- Additional patent filings in process: CIP Domestic & PCT International
- TISABAS is engineer-inspected and has past multiple stress-tests.
- Won Alaska Angel Conference in 2019


Alaska Angel
DATE 5/9/19
PAY TO THE ORDER OF
Ramper Innovations
DOLLARS
$115,000
MEMO
SIGNATURE


Friday, May 14th, 2021
Expand Your Reach with Exporting
Idaho Manufacturing Alliance

What Rampers Say

"2 of us unloaded a fully packed 737-800 without breaking a sweat. I was impressed at how fast the sections folded down and lengthened as the pit emptied out."

Greg Reynolds,
Ramp Service Agent.






What Customers Say

"Your development will increase efficiency in cargo and baggage handling, it will save the backs of our frontline ambassadors. We thank you for helping us achieve our 25-minute turnaround mandate."

Luis Ramos,
CEO of AeroCharters



Target Market

The multibillion-dollar international industry of airlines, ground handling services, and package handling companies that use single-aisle aircraft. For example, American Airlines, Lufthansa, Japan Airlines, Menzies, FedEx and Amazon Prime Flight, etc.

Our international market is projected to increase from 4 billion dollars to *10.2 billion dollars by 2025* a Compound Annual Growth Rate of 21%.

Our Milestones & Roadmap



November 2019
Patent issued

March 2020
3 beta units delivered

December 2020
NTO Airbus & Boeing

August 2021
Beta test with AeroMexico

September 2021
Distribution agreement with HQ Mexico

December 2021
First PO Signed

January 2022
Manufacturing begins

Grow!

Our Competitive Edge

	TISABAS	Manual Loading	External-Extension System (Power Stow/Bendi Belt/Ramp Snake)	In-Plane Systems (Magic Carpet & ATS)
Cost	$30K	**N/A**	**$250K and up**	**$140K and up, based on cargo hold size**
Aircraft compatibility	Works with existing equipment	Works with existing equipment	Replaces existing equipment	Works with existing equipment
Injury rate of ramp agents	Reduces rate	High	Reduces rate	Reduces rate
Aircraft damage	Meets floor bearing weight; reduces damage to aircraft	X	X Equipment does not meet floor-bearing weight	Requires FAA certification for aircraft protection

Our Competitive Edge (Continued)

	TISABAS	Manual Loading	External-Extension System (Power Stow/Bendi Belt/Ramp Snake)	In-Plane Systems (Magic Carpet & ATS)
Impact of equipment malfunction	Unit folds & moves out of the way easily so manual process can occur	N/A	Aircraft out of service	Frequent break down impacts efficiency
Baggage/Cargo damage	Reduces damage	X	Reduces damage	X
Speed of loading & unloading operation	Consistent speed; quicker turns; can control belt speed for more efficiency.	Crew dependent	Consistent speed; allows quicker turns	Slow
Ramp agent rating	"Thumbs up" in testing	Some like traditional manual method	Mixed reviews	Mixed reviews

Traction Projections

	2021	2022	2023	2024
Gross Sales	$80K	$978K	$5M	$15.6M
Gross Margin	37.5%	36%	54%	54%
Units Sold	6	38	114	356
EBITDA	$(205)K	$153K	$1.8M	$5.4M
EBITDA Margin	(2.5%)	.2%	29.6%	34.4%

Our Ask

Current Valuation: $3.5 M

Current Seed Round: $500K

- Engineering and Manufacturing – 35%

- Sales and Marketing – 30%

- Operations – 25%

- Management Team – 10%

